Exhibit 6.4

August 29, 2023

1501 Lincoln Blvd.

Venice CA 90291

Dear Jeremy,

It is my great pleasure to inform you that Adobe Inc., through its Adobe Fund for Design, has approved a grant of $8,000.00 to RAD.AI to support RAD.AI’s continued work in developing innovative applications, tools and services that will define the future of design and creativity. At Adobe, our goal is to provide everyone – from emerging artists to global brands – everything they need to design and deliver exceptional digital experiences. We are impressed with your commitment to this vision, and delighted to extend this funding to allow you to continue development efforts aimed at improving the lives of designers and creatives.

Additional terms and conditions for this grant are in the pages following this letter. Please sign this agreement and return a copy to me, at tabak@adobe.com. Please retain a copy for your records.

We welcome ongoing communication about your projects, and encourage you to explore the developer tools provided by Adobe Creative Cloud / Adobe Express in your development process. Please feel free to contact Jonathan Tabak (tabak@adobe.com) with any questions.

We are extremely excited to support your work, and we thank you for your continuing commitment to the creative world. Together, we are changing the world through digital experiences.

Sincerely,

Jonathan Tabak

Director, Platform Partnerships, CC Developer Platform & Partner Ecosystem

GRANT TERMS AND

CONDITIONS

Grantor: Adobe Inc.

Grantee: RAD.AI

Grant Amount: $8,000.00 (the “grant funds”)

Grant Date: August 29, 2023

Use of Grant Funds:

Grantee will use the grant funds for general working capital purposes in support of the development of applications, tools and services for designers.

In association with the Grant, the Grantor requests that the Grantee explore the developer tools provided by Adobe Creative Cloud / Adobe Express and consider the development of applications, tools and services for the Adobe Creative Cloud.

The Company will not use the proceeds for any personal, family, or household purpose. Grantee will comply with all applicable laws in the use of the grant funds.

Information: Grantee will provide Grantor with information related to the expenditure of the grant funds and the status of the Grantee’s development projects supported by the grant funds as may be reasonably requested by Adobe from time to time.

Publicity and Use of Name: Grantee will not disclose any agreements or transactions, including the existence or any terms this agreement, between the Grantee and Grantor, or use the Grantor’s name or refer to the Grantor in any manner or medium (whether to a third party or in any statement to the press, published notice or other public dissemination of information), without the prior written consent of the Grantor. The Grantor may publicly disclose (including, without limitation, on the Grantor’s website) that Grantor has made a grant to Grantee and may use the Grantee’s logo in connection with this disclosure.

Tax Treatment: Grantee has had an opportunity to review with Grantee’s own tax advisors the tax consequences of accepting grant funds and understands that Grantee must rely solely on those advisors and not on any statements or representations by Grantor or its representatives. Grantee understands that Grantee is solely responsible for any tax liability to or of Grantee that may arise from this grant.

Additional Terms and Conditions:

Grantee acknowledges that Grantor and its representatives have made no actual or implied promise of funding except for the grant funds specified above.

This agreement will not be construed to create a partnership, joint venture, agency or employment relationship between Grantor and Grantee or any of Grantee’s personnel.

Grantee agrees that all work product supported by the grant funds will be original to Grantee and will not, to Grantee’s knowledge at that time, infringe upon or violate, in any respect, any rights or property of others, including copyrights, trademarks, trade secrets, patent rights or other intellectual property rights.

If any provision of this agreement or the application of that provision is determined to be invalid, illegal or unenforceable to any extent, the remainder of this agreement and the application thereof will not be affected and will be enforceable to the fullest extent permitted by law.

This agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of the State of Delaware applicable to the construction and enforcement of contracts wholly executed and performed in Delaware.

This agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. The rights and obligations of this agreement are not assignable by the Grantee without the express written consent of the Grantor.

This agreement is the entire agreement of the parties with respect to the grant, and supersedes any prior oral or written understandings or communications between the parties. The parties may not modify or amend this agreement except in a writing signed by both parties.

This agreement may be executed in counterparts using an electronic or handwritten signature, and each counterpart shall be deemed an original but all of which will constitute one and the same instrument.

******

We at Adobe wish you every success in furthering the goals outlined in this grant.

Sincerely,		Accepted and Agreed,

Adobe Inc.		RAD.AI

By:			Jeremy Barnett
		By:	Jeremy Barnett (Aug 30, 2023 05:37 PDT)
Name:	Jonathan Tabak	Name:	Jeremy Barnett
Its:	Director, Platform Partnerships	Its:	CEO